Filed by BioPlus Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioPlus Acquisition Corp.

Commission File No.: 001-41116

Renown Cardiologist and Professor Ian T. Meredith, MD

to Join Avertix Medical’s Board of Directors

Recently served as Boston Scientific Executive Vice President and Global Chief Medical Officer

Professor Meredith brings to Avertix over 35 years of cardiology experience and commitment to advancing cardiac care

EATONTOWN, N.J., July 17, 2023 – Avertix Medical, Inc. (“Avertix” or the “Company”), formerly known as Angel Medical Systems, Inc., a healthcare technology company commercializing the first and only FDA-approved heart attack warning system to improve long-term management and outcomes of high-risk coronary disease in patients, announced today that Professor Ian Meredith AM, has agreed to join the Company’s Board of Directors following the closing of the Company’s previously announced business combination with BIOS Acquisition Corporation (dba BioPlus Acquisition Corp.) (“BIOS”) (Nasdaq: BIOS), a special purpose acquisition company. Professor Meredith recently retired from Boston Scientific after serving over six years as its Executive Vice President and Global Chief Medical Officer, where he was responsible for global leadership of medical, clinical science and trial strategy across the organization. Prior to joining Boston Scientific, Professor Meredith served for 12 years as a professor and director of MonashHeart, an internationally recognized cardiology service within Monash Health—and today serves as an Honorary Professor of Medicine and Cardiology at Monash University in Melbourne, Australia.

As an Avertix board member, Professor Meredith will bring his decades long experience as a leading interventional cardiologist and thought leadership to Avertix.

“We believe Professor Meredith is one of the world’s most eminent clinicians in both acute cardiac care and clinical investigations,” said Ross Haghighat, Executive Chairman of Avertix. “As a highly respected and globally recognized interventional cardiologist, professor, and global medical executive of one of the most innovative cardiovascular product companies in the world, we believe his expertise and insights will prove invaluable to Avertix. We are thrilled to have his guidance extend beyond the boardroom as we endeavor to advance both The Guardian System and our pipeline of future innovations which we expect to shape a new era of cardiac monitoring for patients worldwide.”

With more than 35 years of experience as a clinical and interventional cardiologist, Professor Meredith has performed more than 20,000 invasive cardiac and coronary procedures, published more than 400 peer-reviewed manuscripts and book chapters, and has championed many new treatment paradigms into daily clinical practice. He has been the chief or principal investigator on more than 50 major international multi-center trials, including several global first-in-human studies.

“Avertix has a meaningful product that holds the potential to empower patients at a time of great anxiety and uncertainty in their lives,” said Professor Meredith. “I can say confidently after 35 years of caring for patients suffering a heart attack, with more than 20 of those as an interventional cardiologist undertaking primary percutaneous coronary intervention (PCI) for their acute heart attack, that the fear of another cardiac event, and resulting death, is profound and often paralyzing to the point that many struggle to return to their normal daily activities, both personally and professionally. I believe the aptly named Guardian offers a promising solution, providing individuals with renewed confidence and a sense of predictability – albeit not absolute.”

Professor Meredith has also been a member of the Board of the Australian National Heart Foundation and a member of the Cardiac Society of Australia and New Zealand National Board. He received a Ph.D. from the Baker Institute in Melbourne and an Order of Australia (AM) in the General Division for outstanding service to medicine in the field of Cardiology as a clinician and researcher, before spending three years at the Brigham & Women’s Hospital and Harvard Medical School in Boston. Professor Meredith received undergraduate and doctorate degrees from Monash University in Melbourne, Australia.

On May 3, 2023, Avertix and BIOS announced that they entered into a definitive merger agreement for a business combination (the “Transaction”) that would result in Avertix becoming a publicly traded company on Nasdaq. Upon completion of the Transaction, the combined company’s securities are expected to be listed on Nasdaq under the ticker symbol “AVRT.”

About Avertix Medical, Inc.

Avertix is a cutting-edge medical device company offering the first and only FDA-approved Class III implantable device that can detect silent and atypical symptomatic heart attacks in real-time. With a robust portfolio of U.S. patents pertaining to Acute Coronary Syndrome (ACS) events, Avertix is at the forefront of innovation in cardiovascular care and is committed to improving patient outcomes and saving lives through advanced medical technologies. For more information, visit avertix.com.

About BIOS Acquisition Corporation

BIOS was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. It is focused on identifying opportunities in the healthcare industry across the U.S., EU, Israel and Australasia.

BIOS’ leadership and board differentially consists of recognized industry leaders, including CEOs, CFOs, COOs, CSOs, auditors, investors, bankers and experts covering all functional disciplines needed to maximize the value creation opportunity for a healthcare company. BIOS Acquisition Corporation brings over 200 years of collective experience in: (1) identifying, developing and marketing value creating healthcare assets, (2) private and public company financing and deal-making, 3) audit and accounting, and 4) advisory and board experience. The BIOS Acquisition Corporation team has demonstrated commitment to building valuable assets and can be leveraged as true long-term partners who can help maximize the value creation opportunity for a potential business combination.

Important Information

BIOS has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of BIOS, that when finalized in definitive format will be both the proxy statement to be distributed to holders of BIOS’ ordinary shares in connection with the solicitation of proxies for the vote by BIOS‘ shareholders with respect to the proposed Transaction and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Transaction. After the Registration Statement is declared effective, BIOS will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. BIOS shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BIOS’ solicitation of proxies for its shareholders’ meeting to be held to approve the Transaction and related matters because the proxy statement/prospectus will contain important information about BIOS and Avertix and the proposed Transaction.

The definitive proxy statement/prospectus will be mailed to shareholders of BIOS as of a record date to be established for voting on the proposed Transaction and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BioPlus Acquisition Corp., 260 Madison Avenue, Suite 800, New York, NY 10026 or by emailing info@Biosspac.com.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “would,” “plan,” “potential,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this press release, regarding Avertix’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management and the board of directors, BIOS’ proposed acquisition of Avertix, BIOS’ ability to consummate the proposed transactions, , and among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Avertix’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the inability of the parties to successfully or timely consummate the Transaction; the risk that the Transaction may not be completed by BIOS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline by BIOS; failure to realize the anticipated benefits of the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; Avertix’s history of operating losses; Avertix’s ability to engage physicians to utilize and prescribe its solution; changes in reimbursement practices; technological changes in Avertix’s market; Avertix’s ability to protect its intellectual property; Avertix ‘s material weaknesses in financial reporting; and the Avertix’s ability to navigate complex regulatory requirements. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the preliminary proxy statement/prospectus in the Registration Statement and other documents filed or that may be filed by BIOS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

There may be additional risks that neither BIOS nor Avertix presently know or that BIOS and Avertix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BIOS’ and Avertix’s expectations, plans or forecasts of future events and views as of the date of this document. BIOS and Avertix anticipate that subsequent events and developments will cause BIOS’ and Avertix’s assessments to change. However, while BIOS and Avertix may elect to update these forward-looking statements at some point in the future, BIOS and Avertix specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing BIOS’ and Avertix’s assessments as of any date subsequent to the date of this document. Neither BIOS nor Avertix gives any assurance that either BIOS or Avertix, or the combined company, will achieve its expectations. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. However, BIOS and Avertix and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from BIOS’ shareholders with respect to the proposed business combination and related matters. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of BIOS and Avertix relating to the Transaction in the preliminary proxy statement/prospectus contained in the Registration Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012

Holly Windler

media@avertix.com

Investor Relations

Mike Cavanaugh

ICR Westwicke

Mike.Cavanaugh@westwicke.com

+1-617-877-9641